UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

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Commission File Number: 001-38527

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Uxin Limited

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District, Beijing 100102,

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.2—Notice of Extraordinary General Meeting

Exhibit 99.3—Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/ Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: January 30, 2024